September 29, 2011

Alison T. White, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           Response to Comments for: Registration Statement on Form N-4
(File Nos: 333-175718 and 811-08664); Jackson National Separate Account – I   of Jackson National Life Insurance Company (“Jackson”); and Registration Statement on Form N-4 (File Nos: 333-175720 and 811-08401); JNLNY Separate Account I (together with Jackson National Separate Account –I “Registrants”) of Jackson National Life Insurance Company of New York (“Jackson of New York”).

Dear Ms. White:

This letter is in response to the comments you provided in your letter dated August 15, 2011, for the above referenced filings.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this letter quotes each of the specific comments, followed respectively by narrative responses (in bold).

Pre-effective amendments to the registration statements are being filed in response to the comments contemporaneously with this Memorandum. References to the “revised prospectuses” below refer to the prospectuses contained in the pre-effective amendments to the registration statements.

1.           General

a.	Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.  As discussed below, under Comment 2, the class identifier will be modified when offerings commence to include information that identifies the applicable commencement date of offerings under these registration statements.

b.
Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the policy.

Response: Jackson or Jackson of New York, as applicable, will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General

Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee or support agreements with third parties to support any of Jackson’s or Jackson of New York’s guarantees under the contract.

c.	Please remove all references to “Excess Interest Adjustments” as such adjustments do not appear to apply. This comment applies to the examples in Appendices D and E, as well.

Response: References to “Excess Interest Adjustments” will be deleted.

2.	Cover Page

Please remove the disclosure that the registration statements “relate in part” to File Nos. 333-118368 and 333-118370, respectively.

Response: Registrants will remove the disclosure on the facing sheets that the registration statements “relate in part” to File Nos. 333-118368 and 333-118370, respectively.  However, as set forth in Registrants’ response to item 7 in Memorandum dated June 30, 2011 in response to Staff comments received June 23, 2011, the prospectuses in the new registration statements relate to the same contract as the prospectus in the existing registration statements. To memorialize this relationship, Registrants, consistent with discussions held by our outside counsel, Joan E. Boros, with William Kotapish and Michael Kosoff, will use the same EDGAR Class (Contract) Names for both the new and existing registration statements, and will include as part of the Class (Contract Name), information to identify the applicable periods for which offerings are made under the respective registration statements. In addition, information will be included on the cover page of the prospectuses specifying the applicable periods covered by the respective prospectus.

3.           Glossary, pages 1-2

a.	Please add all capitalized terms to the Glossary.

Response: The following terms will be added to the prospectuses’ Glossary: (1) Business Day; (2) Fund; (3) Latest Income Date; (4) Premium(s); and (5) Remaining Premium.  That notwithstanding, Registrants respectfully submit that adding “all capitalized terms to the Glossary” would not best serve contract purchasers, as many capitalized terms are limited in scope and do not have general applicability.  Therefore, Registrants have refrained from adding those capitalized terms that are defined within or that are unique to a particular section, the applicability of which depends upon the optional benefit(s) purchased.  Registrants believe this approach to be in compliance with the requirements of Item 2 of Form N-4.

b.	Please provide a more specific definition of Good Order.

Response:  The definition of Good Order has been revised to read as follows:

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

4.           Key Facts, page 3

Please add disclosure to the effect that if one’s Contract Value were ever to become insufficient to pay the charges under the contract, unless one of the GMWBs were in effect, the contract would terminate without value.

Response: A new subsection titled “Contract Charges” as set forth below will be added to the “Key Facts” section.

“Contract Charges”   Various charges apply under the Contract as summarized in the “Fees and Expenses Tables” below. If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

5.	Fees and Expenses Tables, pages 4-11

a.
 The footnotes to the tables are far too detailed and include disclosure that is more appropriately (and is already) provided in response to Item 5 of Form N-4.  Please par down the footnotes.  Note that where fees are based on something other than contract value, however, a brief description of the basis should be included.

Response: The footnotes to the tables have been revised as reflected in the revised prospectuses.

b.	In the fee table footnotes, please change the phrase “below tables” to “tables below” each time it appears.

Response: The phrase will be changed to “tables below” in connection with the above referenced footnote revisions.

6.	Owner Transaction Expenses, page 4

a.	In footnote 1 to the fee table, for clarity, please remove the term “Base Schedule.”

Response:  The term “Base Schedule” does not appear in footnote 1 to the fee schedule in the prospectuses under these filings.  This comment is applicable to File  Nos. 333-175719 and 333-175721.

b.	Please revise the italicized language following the Maximum Contract Enhancement Recapture Charge to make it clear that the charge is assessed against more than just the first year’s premiums.

Response:  The italicized language following the Maximum Contract Enhancement Recapture Charge has been revised to read as follows:

Percentage of the corresponding Premiums withdrawn with a Contract Enhancement

c.
Please remove the commutation fee from the fee table. Please disclose that there may be fees imposed during the annuitization phase in the brief narrative preceding the fee table and provide a cross-reference to those portions of the prospectus describing this commutation fee. See Instruction 2 to Item 3(a) of Form N-4.  [This comment applies only to File No. 333-175718.]

Response:  Registrants are pleased with the change in position of the Commission staff that underlies this comment. However, in the interests of anticipating any further development and the consequences of this change, Registrants are respectfully requesting an explanation of the basis for the change in SEC position.

The commutation fee will be removed from the fee table.  The following sentence will be added at the end of the first paragraph appearing under “Fees and Expense Tables”.

Fees and expenses also may apply after the Income Date.  For more information, please see “Commutation Fee” on page 40, and “INCOME PAYMENTS (THE INCOME PHASE) beginning on page 123.

7.           Total Annual Fund Operating Expenses Table, pages 11-14

a.	Please supplementally confirm, if true, that Acquired Fund Fees and Expenses include ETF fees.

Response:  Registrants confirm that the Acquired Fund Fees and Expenses include ETF fees.

b.	We note that footnote G appears next to the JNL/Franklin Templeton Mutual Shares line item in the table, but there is no mention of the fund in the note. Please advise or revise.

Response: Footnote G appearing next to the JNL/Franklin Templeton Mutual Shares line item in the table will be deleted.

c.	We are unable to locate footnote I in the table. Please advise or revise.

Response:  Footnote I will be deleted.

8.           Example, pages 14-15

Please confirm that the example: (1) reflects the most expensive combination of contract options; and (2) does not include any incremental increase in fees attributable to the Contract Enhancement.

Response:  The example: (1) reflects the most expensive combination of contract options; and (2) does not include any incremental increase in fees attributable to the Contract Enhancement.

9.           Investment Divisions – JNL Institutional Funds, page 18

Please explain in the prospectus what you mean by “traditional” and “nontraditional” asset classes.

Response:  The following two sentences will be added to the end of each Fund’s summary investment objective which contains disclosure regarding traditional and nontraditional asset classes:

Traditional asset class investments of the underlying funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the underlying funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

10.           Investment Divisions – JNL/Mellon Capital Management Value Line 30 Fund, page 27

Please explain in the prospectus what you mean by “Timeliness.”

Response: The disclosure will be revised as follow:

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year by the sub-adviser based on certain positive financial attributes. The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line's view of their probable favorable price performance during the next six months relative to the other stocks ranked by Value Line®.

11.           Mortality and Expense Risk Charges, pages 29

Please bold the statement in the third to last paragraph of the page that “[I]f your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.”

Response:  The statement “If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.” will be bolded.

12.           Transfer Charge, page 30

For purposes of the Transfer Charge, please clarify what is considered a transfer (e.g., on a given day, if a contract owner moves money from Funds A & B to Funds X, Y & Z, how many transfers has occurred?)

Response:  The following sentence will be added to the “Transfer Charge” section immediately following the first sentence:
For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer.

13.           Guaranteed Minimum Withdrawal Benefits – General, pages 46-120

a.	Please add a chart to the prospectus or an appendix thereto comparing the GMWBs.

Response: Registrants respectfully submit that adding a chart to the prospectus is not appropriate and insufficient to describe the differences between the benefits and could be found to generate decisions based on limited information. Customers more appropriately determine appropriate benefits upon inquiry and consultation with their financial advisors for a suitable recommendation based on their particular needs and financial goals and details of a benefit a chart cannot provide.

b.
 As none of the GMWBs is currently offered after the issue date, please take out all references to purchasing the riders at any other time.  This comment applies to the examples in the appendices, as well.

Response:  Registrants have previously made GMWBs available after the issue date and it is Registrants’ intention to make them available after the issue date in the future.  Registrants respectfully submit that the potential for subsequent availability is information Registrants should provide given their intention. The current disclosure regarding the ability to add benefits after the issue date does not interfere with customers’ understanding of the benefits being offered and should not be prohibited.

14.           SafeGuard Max – Withdrawals, page 48

Please clarify that once established the GAWA percentage will not change.  Please make corresponding changes in the other GMWB endorsements, as applicable.

Response: Safeguard Max is the only GMWB under which the GAWA percentage will not change after it is determined. The following sentence will be added after the first sentence of the “Withdrawals.” paragraph:

Once the GAWA percentage is determined, it will not change.

15.           RMD Calculations, pages 50, 54-55, 59, 64-65, 77, 88-89, 100-101, 112-113

Instead of repeating this disclosure 8 times, please include it once with appropriate cross-
references.

Response: The RMD Notes will be included once in the prospectus in the Guaranteed Minimum Withdrawal Benefit Important Special Considerations section with appropriate cross references in applicable GMWB sections of the prospectus.

16.           Transfer of Assets (File No. 333-175718 only), page 68

Please state in plain English when assets are transferred from the GMWB Fixed Account to the Investment Divisions/Fixed Account Options (as was done with transfers from the Investment Divisions/Fixed Account Options to the GMWB Fixed Account).

Response: The following paragraph will be added to the Transfer of Assets section following the first paragraph on page 71 of the revised prospectus.

Converse to the above example, automatic transfers from the GMWB Fixed Account into your elected Investment Divisions/Fixed Account Option will occur when you experience sufficient positive investment returns such that your Contract Value increases sufficiently relative to the Liability amount. Using the formulas in the above example, this would occur when the calculated ratio is less than 77%. For an example using assumptions that result in a ratio less than 77%, please see Example 9b in Appendix D, under Section “III.  Jackson Select Protector.”

17.	Optional Death Benefits – GMWB Death Benefit (File No. 333-175718 only), pages 67 and 131

Please provide a more comprehensive discussion of the GMWB Death Benefit.  Does the benefit just apply to purchasers of the LifeGuard Freedom Flex and Jackson Select Protector GMWBs?  Is the calculation the same under both options?  Is there a charge for the benefit?

Response: The GMWB death benefit described on page 69 of the revised prospectus is the guaranteed death benefit associated with the Jackson Select Protector GMWB. It is not an optional death benefit and there is not a separate charge.  The GMWB Death Benefit described on page 133 of the revised prospectus is a component of the calculation of the Freedom Flex DB.  It is not a stand alone benefit. The Freedom Flex DB  is an optional death benefit with a separate charge.    The Jackson Select Protector and the Freedom Flex DB can not be elected together. To distinquish between the two uses of the term GMWB death benefit, we will change the name of the GMWB death benefit under the Jackson Select Protector GMWB to the “Select Protector Death Benefit”. This name change distinction will eliminate any potential confusion.  Within the respective sections that describe these terms, the existing disclosure is comprehensive and clear.

18.           Continuation Adjustment, pages 68

Please define the term continuation adjustment the first time you use it.

Response: The parenthetical phrase “(the amount by which the death benefit that would have been payable exceeds the Contract Value)” will be added following the term “continuation adjustment” the first time it appears on pages 70, 125 and 133 of the revised prospectus for File No. 333-175718.  The term appears once in the revised prospectus for File No. 333-175720 on page 104 and is defined at that location.

19.           Income Options – Option 1 – Life Income, page 122

Please disclose that under Option 1 it is possible that an Owner/Annuitant could receive just one payment.

Response: The description of Option 1 will be revised to read as follows:

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due.

20.           Appendix D and Appendix E – GMWB Prospectus Examples, D-1 to E-10

a.
Please revise the appendices such that (1) each example makes clear which GMWB(s) is/are illustrated; (2) the examples do not illustrate options that are not currently available under the contracts (e.g. examples assuming purchase of a GMWB after the contract issue date); and (3) the examples are not redundant (many of the examples in Appendix E are identical to those in Appendix D).

Response: The appendices will be revised so that each GMWB will have examples specific to that GMWB. Although this approach will result in some redundancy, this will be irrelevant since a customer will only need to refer to the examples specific to their elected optional GMWB. All GMWB examples will appear under a single Appendix D. With respect to comment 20.a.(2), Registrants incorporate their response to comment 13.b. above.

b.	In the first sentence of Example 11 of Appendix D you unnecessarily repeat the phrase “GWB is re-determined.” Please revise.

Response:  This comment has been addressed as part the overall revisions of the examples as described above.

c.
It is unclear why you refer to the guaranteed withdrawal balance adjustment as the 200% Guaranteed Withdrawal Balance Adjustment in the Jackson National Separate Account I filing, but not the JNLNY Separate Account I filing.  Please advise or revise.

Response: The “200%” has been removed from the references to the guaranteed withdrawal balance adjustment in the Jackson National Separate Account – I filings.

d.	In Example 1b on page D-1, please clarify that for some of the GMWB riders (such as SafeGuard Max) the initial GWB may be reduced by any recapture charge.

Response:  Since the Examples are now GMWB specific, this comment has been addressed. The treatment of recapture charges is covered under the SafeGuard Max and Freedom 6 Net sections under Example 1 b.

e.	Please revise the second sentence of the first note on page D-6 for clarity.

Response:  This disclosure now appears as a note to Example 6 for each GMWB.
The second sentence for all GMWBs except SafeGuard Max is replaced with the following:

If the charge does increase, you will have an opportunity to discontinue the automatic step-ups and avoid the increase in charge. You should carefully consider this decision and consult your representative.

The second sentence for SafeGuard Max is replaced with the following:

By not electing to step-up, you can avoid the potential increase in charge due to step-up.  You should carefully consider this decision and consult your representative.

f.	Please consistently capitalize defined terms throughout the examples (e.g., “step-up” and “bonus base” in Example 6 on pages D-5 to D-6).

Response: The Examples will be revised to consistently capitalize defined terms.

21.           Appendix F, page F-1

For clarity, please consider removing the phrases “the upper breakpoint of” and “the lower breakpoint of” as a contract owner may not be familiar with the concept of breakpoints.  Please also make a corresponding change in Appendix E.  [This comment applies only to File No. 333-175718.]

Response:  The phrases “the upper breakpoint of” and “the lower breakpoint of” have been removed.

22.           Part C – Power of Attorney

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement.  See Rule 483(b) of the 1933 Act.

Response:  A Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement is being filed with the pre-effective amendment.

23.           Financial Statements, Exhibits, and Other information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:  Any financial statements, exhibits and other required disclosure not included in the initial registration statement will be filed in a subsequent pre-effective amendment to the registration statement.

24.           “Tandy” Comment

Please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response: Registrants acknowledge the above comment.

Please contact me at (517) 367- 3872 or Joan E. Boros at (202) 965-8150 if you have any questions or require additional information.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

Cc:  Joan E. Boros